Exhibit 21

Subsidiaries of the Registrant as of November 1, 1998

Maxxim Medical, Inc. - Delaware

Fabritek LaRomana, Inc.

Maxxim Medical Canada Limited

Maxxim Medical Holding Europe B.V. (Netherlands)

Maxxim Medical - Belgium N.V. (Belgium)

Maxxim Medical - Europe B.V. (Netherlands)